
May 17, 2019

Dennis dos Santos
Chief Executive Officer
Fearless Films, Inc.
467 Edgeley Blvd., Unit 2
Concord, ONT L4K 4E9 Canada

> **Re: Fearless Films, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 3, 2019**
> **File No. 333-227820**

Dear Mr. dos Santos:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 15, 2019 letter.

Form S-1/A filed May 3, 2019

Executive Compensation, page 35

1. Please provide the summary compensation table information for the named executive officers for the company's last two completed fiscal years. Refer to Item 402(n) of Regulation S-K.

You may contact Aamira Chaudhry at 202-551-3389 or Andrew Mew at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure